15045629

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANKOH INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 MERCHANT ST., SUITE 850
(No. and Street)

HONOLULU HI 96813
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRANDI HINO, FINOP 808-694-8794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

55 MERCHANT ST., SUITE 1900 HONOLULU HI 96813
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/26/15

2/27/15

OATH OR AFFIRMATION

I, PAMELA MOY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANKOH INVESTMENT SERVICES, INC., as of FEBRUARY 23, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Hawaii City and County of Honolulu
This 2 page ANNUAL AUDITED REPORT dated FEB 23, 20 15 was subscribed and sworn to before me this day of FEB 23, 20 15, in the First Circuit of the State of Hawaii by PAMELA MOY

Sylvia Jones
My commission Expires: 8-10-18
Notary Public

Signature

SENIOR VICE PRESIDENT & CHIEF COMPLIANCE OFFICER
Title

NOTARY PUBLIC CERTIFICATION
Sylvia Jones **First Judicial Circuit**
Doc. Description: ANNUAL AUDITED REPORT FORM X-17A5, PART III
No. of Pages: 2 **Date of Doc.** 2-23-15

Notary Signature 2-23-15 **Date**

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Bankoh Investment Services, Inc.
Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Bankoh Investment Services, Inc.

Financial Statements and Supplemental Information

Year ended December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Invesment Services, Inc.

We have audited the accompanying statement of financial condition of Bankoh Investment Services, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankoh Investment Services, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 20, 2015

Bankoh Investment Services, Inc.

Statement of Financial Condition

December 31, 2014

Assets		
Cash and cash equivalents	$	1,419,031
Commissions receivable from brokers and dealers, net		296,668
Other assets		181,129
Total assets	$	1,896,828
Liabilities and stockholder's equity		
Liabilities:		
Due to parent for income taxes payable	$	429,293
Accrued expenses and other liabilities		647,182
Total liabilities		1,076,475
Stockholder's equity:		
Common stock ($10 par value),		
authorized, issued and outstanding 50,000 shares		500,000
Retained earnings		320,353
Total stockholder's equity		820,353
Total liabilities and stockholder's equity	$	1,896,828

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Income

Year Ended December 31, 2014

Revenues	
Mutual fund and securities income	$ 2,257,396
Annuity and insurance fee income	6,177,406
Interest income	229
Other income	33,995
	8,469,026
Expenses	
Salaries, commissions and benefits	4,951,715
Broker charges	261,223
Occupancy	353,084
Equipment	63,787
Other operating expenses	555,111
	6,184,920
Income before income taxes	2,284,106
Provision for income taxes	915,963
Net income	$ 1,368,143

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2014

	Common Stock	Retained Earnings	Total
Balance at December 31, 2013	$ 500,000	$ 952,210	$ 1,452,210
Net income	–	1,368,143	1,368,143
Cash dividend paid	–	(2,000,000)	(2,000,000)
Balance at December 31, 2014	$ 500,000	$ 320,353	$ 820,353

See accompanying notes.

Bankoh Investment Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities	
Net income	$ 1,368,143
Deferred taxes	35,732
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,797
Decrease in commissions receivable from brokers and dealers, net	66,819
Decrease in other assets	11,287
Decrease in due to parent for income taxes	(195,029)
Decrease in accrued expenses and other liabilities	(72,641)
Net cash provided by operating activities	1,220,108
Investing activities	
Purchases of equipment	(589)
Financing activities	
Cash dividend paid	(2,000,000)
Net decrease in cash and cash equivalents	(780,481)
Cash and cash equivalents at beginning of year	2,199,512
Cash and cash equivalents at end of year	$ 1,419,031

See accompanying notes.

1. Organization

Bankoh Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Bank of Hawaii (the "Bank"). The Bank is a wholly-owned subsidiary of Bank of Hawaii Corporation (the "Parent"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under rule 15c3-3(k)(2)(ii), which provides all funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company acts only as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and Securities Investor Protection Corporation and provides access to a broad range of investments through major financial markets, including the New York Stock Exchange, Chicago Board Options Exchange and the NASDAQ market. The Company is also licensed to sell annuity, life insurance and other retirement plan products under a sub-agent agreement with a general agency. The Company conducts its business primarily in the State of Hawaii.

The Company executes its customers' transactions on a fully-disclosed basis through an unaffiliated clearing broker-dealer, National Financial Services, LLC (NFS), which maintains the accounts and securities of the Company's customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with U.S. generally accepted accounting principles (GAAP) and prevailing practices within the industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results may differ from those estimates and such differences could be material to the financial statements.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days. Cash equivalents represent funds held in a money market fund that totaled $1,369,933 as of December 31, 2014.

2. Summary of Significant Accounting Policies (continued)

Mutual Fund and Securities Income

Commission revenue and related brokerage charges are recorded on a trade-date basis.

Annuity Fee and Life Insurance Income

Annuity and life insurance income and related expenses are recorded on a contract date basis. The contract date is the date the Company receives the customer's completed application.

Subsequent Events

Subsequent events have been evaluated through February 20, 2015, the date the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.

3. Service Agreement

The Company has a service agreement with NFS to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts, including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers.

4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1. At December 31, 2014, the Company had net capital of $556,389, which was $484,624 in excess of its required net capital of $71,765. The Company's aggregate indebtedness to net capital ratio was 1.935-to-1. The Company had no subordinated debt at December 31, 2014, or at any time during the year then ended.

5. Related Party Transactions

The Bank allocates certain personnel and operating costs to the Company. These expenses are reimbursed by the Company and recorded in the appropriate expense line item. Allocated expenses in 2014 included:

Salaries, commissions and benefits	$ 589,944
Occupancy	351,876
Other operating expenses	110,076

At December 31, 2014, amounts due to the Bank included in accrued expenses and other liabilities totaled $130,986.

6. Income Taxes

The Company is included in the consolidated federal income tax and State of Hawaii franchise tax returns of the Parent. Income taxes are provided based upon the taxable income or loss of the Company. The Parent's tax sharing policy provides for the settlement of income taxes with the Company, as if the Company had filed a separate return. Payments are made to the Parent for current tax liabilities, and if current tax benefits are generated, payments are received from the Parent for the benefits as used.

The Company paid $1,075,260 to the Parent for income taxes during 2014.

The Company's deferred tax assets of $87,510 are predominantly the result of temporary timing differences relating to state taxes owed for 2014 which will be deducted from the Federal income tax in 2015 and are included in other assets. Utilization of the Company's deferred tax assets are predicated on the Company being profitable in future years. Management believes it is more likely than not that the deferred tax assets will be realized through future reversals of existing taxable temporary differences.

6. Income Taxes (continued)

The significant components of the provision for income taxes for the year ended December 31, 2014, are as follows:

Current:	
Federal	$ 711,951
State	168,280
	880,231
Deferred:	
Federal	35,628
State	104
	35,732
Provision for income taxes	$ 915,963

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate of 35% to income before income taxes primarily due to the effect of state taxes.

The examination by the Internal Revenue Service of the Parent's federal income tax return for 2011 was completed in November 2014 with no adjustments affecting the Company. The Parent's tax returns for 2012 and 2013 remain subject to examination. The State of Hawaii completed its examination of the Parent's State income tax returns filed for 2003 through 2011 in 2013 and completed its computation of interest due for those years in 2014. The Parent's State of Hawaii income tax returns for 2011-2013 remain subject to examination.

7. Employee Benefits

The Company participates in the Parent's Retirement Savings Plan (the "Savings Plan"). The Savings Plan has three Company contribution components in addition to employee contributions: 1) 401(k) matching; 2) a 3% fixed amount based on eligible compensation; and 3) a discretionary value-sharing contribution. Under the 401(k) component, participating employees may contribute up to 50% of their eligible compensation (within federal limits) to the Savings Plan. The Company makes matching contributions on behalf of the participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants' eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants' eligible compensation. A 3% fixed contribution and discretionary value-sharing contribution that is

7. Employee Benefits (continued)

linked to the Parent's financial goals, are made regardless of whether the participant contributes to the Savings Plan and are invested in accordance with the participant's selection of investment options available under the Savings Plan. The Company's expense for the Savings Plan totaled $384,827 in 2014 and was included in salaries, commissions and benefits.

In 1995, the Parent froze its non-contributory, qualified defined-benefit retirement plan ("Retirement Plan") and excess retirement plan ("Excess Plan"), which covered employees of the Parent and participating subsidiaries who met certain eligibility requirements. Beginning January 1, 2001, the Retirement Plan and Excess Plan no longer provides for compensation increases in the determination of benefits. The assets of the Retirement Plan primarily consist of equity and fixed income mutual funds. The Parent's postretirement benefit plan provides retirees with medical and dental insurance coverage. The costs of providing postretirement benefits are "shared costs" where both the employer and former employees pay a portion of the premium. The Parent has no segregated assets to provide for postretirement benefits. For the year ended December 31, 2014, the Company's expense for the Retirement Plan, Excess Plan and postretirement benefits was $51,958 and was included in salaries, commissions and benefits.

8. Operating Leases

The Company leases office space from the Bank on a month-to-month basis. Rent expense for the year ended December 31, 2014, was $351,876 and was included in occupancy expense.

9. Contingencies

Based on information currently available, management believes the eventual outcome of any claims against the Company will not have a material adverse effect on the Company's statement of income and financial condition. However, in the event of unexpected future developments, it is possible the ultimate resolution of those matters, if unfavorable, may be material to the Company's statement of income for any particular period.

Supplemental Information

Bankoh Investment Services, Inc.

Computation of Net Capital Under Rule 15c3-1

As of December 31, 2014

Net Capital		
Total stockholder's equity qualified for net capital	$	820,353
Deductions and/or charges:		
Nonallowable assets:		
Restricted cash		-
Commissions receivable from brokers and dealers		75,436
Deferred taxes		87,510
Equipment		21,422
Other assets		22,197
		206,565
Deduction for excess Fidelity Bond		30,000
Total deductions and charges		236,565
Net capital before haircuts on securities positions:		
(tentative net capital)		583,788
Haircuts on money market funds		(27,399)
Net capital	$	556,389
Aggregate Indebtedness		
Items included in statement of financial condition:		
Due to parent for income taxes payable		429,293
Accrued expenses and other liabilities		647,182
Total aggregate indebtedness	$	1,076,475
Computation of basic net capital requirement		
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	71,765
Minimum dollar net capital requirement	$	50,000
Net capital requirement (greater of above two minimum requirement amounts)	$	71,765
Net capital in excess of required minimum	$	484,624
Ratio: Aggregate Indebtedness to Net Capital		1.935 to 1

Bankoh Investment Services, Inc.
Statement Pursuant to SEC Rule 17a-5(d)
Computation for Determination of Reserve Requirements
December 31, 2014

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Schedule III

Bankoh Investment Services, Inc.
Statement Pursuant to SEC Rule 17a-5(d)
Information Relating to Possession or Control of Securities
December 31, 2014

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Bankoh Invesment Services, Inc.

We have reviewed management's statements, included in the accompanying Bankoh Investment Services, Inc. Exemption Report, in which (1) Bankoh Investment Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated it met the identified exemption provisions throughout the most recent year ended December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and SIPC who rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 20, 2015

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors
Bankoh Invesment Services, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Bankoh Investment Services, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Bankoh Investment Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2014 through December 31, 2014. Bankoh Investment Services, Inc.'s management is responsible for Bankoh Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the cash disbursements journal.

   There were no findings noted.

2. Compared the amounts reported on the FOCUS reports filed January 27, 2015, October 23, 2014, July 23, 2014 and April 23, 2014 with the amounts reported in Form SIPC-7 for the period beginning January 1, 2014 through December 31, 2014.

   There were no findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period beginning January 1, 2014 through December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Honolulu, Hawaii
February 20, 2015